May 21, 2007
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Elaine Wolff Michael McTiernan Cicely LaMothe Wilson Lee

Re:	Limelight Networks, Inc. Registration Statement on Form S-1 File No. 333-141516
Ladies and Gentlemen:
     On behalf of Limelight Networks, Inc. (“Limelight” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated May 10, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is marked to show changes from the Amendment No. 1 to the Registration Statement (“Amendment No. 1”) as filed with the Commission on April 27, 2007. In addition, we are providing via Express Delivery five paper copies of Amendment No. 2, which we marked to show changes from Amendment No. 1. On its current schedule, Limelight anticipates printing preliminary prospectuses early in the week of May 21, 2007.
     For ease of reference by the Staff in reviewing Limelight’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff Dated May 10, 2007 and is also repeated prior to the applicable response.
General
COMMENT 1: Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.
     RESPONSE: We confirm that we will continue to monitor the updating requirements referenced by the Staff. We note that Amendment No. 2 contains financial statements and information as of and for the three months ended March 31, 2007.

Securities and Exchange Commission
May 21, 2007

COMMENT 2: We note your footnote disclosure on page 41 regarding the reduction in network traffic from two of your significant customers. Please provide us more details regarding this business development and advise us whether you believe this represents a material business trend or risk.
     RESPONSE: We supplementally advise the Staff that late in the fourth quarter of 2006, the Company experienced reduced network usage by the two significant customers referred to in the referenced footnote. The Company does not believe that this reduced network usage represents a material business trend; rather, the Company believes that this reduced network usage is an example of certain customers determining to develop their own content delivery solutions rather than continue to outsource all of their CDN requirements to providers such as Limelight. We respectfully direct the Staff to the risk factor on page 9 of Amendment No. 2 titled “We may lose customers if they elect to develop content delivery solutions internally,” which describes this risk facing the Company.
Risk Factors, page 8
A lawsuit has been filed against us... page 8
COMMENT 3: We note your response to comment three. However, it still may not be clear to an investor how the injunction impacted the business of the defendant. Please revise the disclosure accordingly.
     RESPONSE: With regard to the litigation history following the issuance of an injunction in the prior litigation, we supplementally advise the Staff that the consequences to the enjoined party in that litigation (Digital Island, which was acquired by Cable & Wireless) are not clear, nor do we believe particularly informative for an investor in this offering. From what we have discovered in the public record, it appears that following the issuance of the injunction against them, Digital Island claimed to have modified its offering slightly and continued operating its business. Digital Island claimed that the manner in which it continued operating its business no longer infringed upon the patent in question in the earlier litigation. Akamai subsequently moved for a court order declaring that the defendant was in violation of the injunction. The court denied the motion, stating that it was “not persuaded” that the defendant’s business, as operated following issuance of the injunction, continued to infringe upon Akamai’s patent. Subsequent to that ruling, in 2003 Cable & Wireless sought protection under the bankruptcy laws as a result of numerous challenges facing its business, not least of which being the precipitous drop in demand for all telecommunications services

Securities and Exchange Commission
May 21, 2007

following the collapse of the “.com” bubble. The Company supplementally informs the Staff that it does not believe that it is appropriate to link the subsequent bankruptcy of Cable & Wireless to the injunction in light of Digital Island’s continued operation of its CDN and the other unrelated business challenges facing Cable & Wireless at that time. The Company respectfully submits that the disclosure contained on pages 3, 8 to 9, and 72 to 73 of Amendment No. 2 provides investors with a “worst case” scenario regarding potential outcomes from the Company’s litigation with Akamai and that additional disclosure would not be helpful in educating investors about the risks associated with its litigation.
Stock-Based Compensation, page 40
COMMENT 4: We have reviewed your revised disclosure in response to comment 12. We note certain significant increases in your reassessed stock prices that are not addressed in the milestones included in your disclosure. For example, the changes between August 2006 and September 2006 are not discussed. Please expand your disclosure as appropriate. In addition, upon including the estimated initial public offering price in your document, please discuss any significant factors contributing to the difference between the fair value of your recent grants and the estimated initial public offering price.
     RESPONSE: We respectfully refer the Staff to our supplemental letter to the Staff dated May 14, 2007 for a supplemental discussion of the points raised in the Staff’s comment. In addition, in response to the Staff’s comment, we have expanded the disclosure on pages 41 to 42 and F-20 to F-21 of Amendment No. 2.
Compensation Discussion and Analysis, page 77
COMMENT 5: We note your response to comment 20 and the deleted disclosure. However, in your discussion of base compensation on page 77 it continues to appear that you consider the compensation paid by comparable companies in setting your compensation. Accordingly, please disclose the companies you use as comparables in setting compensation.
     RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on page 81 of Amendment No. 2 to remove the reference to a specific group of competitors and to indicate instead that the Company establishes base compensation based on its board of directors’ collective industry experience in assessing competitive compensation. We supplementally advise

Securities and Exchange Commission
May 21, 2007

the Staff that the Company has not historically reviewed the base compensation paid to executives by any list of specific competitors or other specific companies.
Part II
Exhibit 5.1
COMMENT 6: We note the reference to Delaware General Corporation Law. Please have counsel revise the opinion to reflect that it concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     RESPONSE: In response to the Staff’s comment, counsel to the Company has revised Exhibit 5.1 to address the Staff’s request.
COMMENT 7: Please have counsel revise the penultimate paragraph to cover the shares to be sold by the selling stockholders in the public offering which will have already been issued at the time of effectiveness.
     RESPONSE: In response to the Staff’s comment, counsel to the Company has revised Exhibit 5.1 to address the Staff’s request.
* * *

Securities and Exchange Commission
May 21, 2007

     We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Mark L. Reinstra of this office at (650) 493-9300.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Alexander D. Phillips

Alexander D. Phillips

cc:	Jeffrey W. Lunsford
Matthew Hale
Limelight Networks, Inc.

Scott Stanford
Goldman, Sachs & Co.

Sterling Wilson
Morgan Stanley & Co. Incorporated

Anna Brady
Jefferies & Company, Inc.

Richard Spencer
Piper Jaffray & Co.

Joe Statter
Friedman, Billings, Ramsey & Co., Inc.

Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

Kevin McHolland
Ernst & Young LLP